TOP SHIPS INC.
1 VAS. SOFIAS AND MEG. ALEXANDROU STR
15124 MAROUSSI, GREECE

         August 11, 2009

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:	Top Ships Inc. Registration Statement on Form F-3/A (No. 333-160412)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on Form F-3 on July 1, 2009, as amended on July 27, 2009 and August 4, 2009, be accelerated so that it will be made effective at 4:30 p.m. Eastern Daylight Time on August 13, 2009, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours truly,

TOP SHIPS INC.

By:  /s/ Alexandros Tsirikos
 Name:    Alexandros Tsirikos
 Title:      Chief Financial Officer

SK 23116 0005 1010507 v4